UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

SOL-GEL TECHNOLOGIES LTD.
(Translation of registrant’s name into English)

For the month of March 2021

7 Golda Meir Street
Ness Ziona 7403650, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

At a Special Meeting of Shareholders of Sol-Gel Technologies Ltd. (the "Company") held today, the following resolutions were approved by the shareholders:

(1)
To approve the re-election of each of Mr. Ran Gottfried and Mr. Jerrold S. Gattegno as an external director of the Company, each for a three-year term, subject to, and in accordance with, the provisions of the Israeli Companies Law, 5759-1999, or the Companies Law;

(2)
To approve the grant of options to purchase ordinary shares of the Company to each of our external directors and other independent directors in accordance with the requirements of the Companies Law; and

(3)	To approve an amendment to the Compensation Policy of the Company.

This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form S-8 (Registration No. 333-223915) and its Registration Statement on Form F-3 (Registration No. 333-230564).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOL-GEL TECHNOLOGIES LTD.

Date: March 22, 2021	By:	/s/ Gilad Mamlok
Gilad Mamlok
Chief Financial Officer